Exhibit 4.3

PRODUCT DEVELOPMENT, MANUFACTURING

AND SALES AGREEMENT

between

MICRON TECHNOLOGY, INC.

and

GIVEN IMAGING LTD.

Dated November 26, 2002

PRODUCT DEVELOPMENT, MANUFACTURING AND SALES AGREEMENT

This Product Development, Manufacturing, and Sales Agreement is made and entered into as of the 26th day of November, 2002, by and between Micron Technology, Inc. (“Micron”), a Delaware corporation with its principal offices at 8000 South Federal Way, Boise, Idaho 83716-9632, U.S.A. and Given Imaging Ltd. (“Given”), an Israeli company with its principal offices at 2 Ha’carmel Street, New Industrial Park, P.O. Box 258, Yoqneam 20692, Israel.

RECITALS

WHEREAS, Given is engaged in the development, manufacture and sale of current and future systems utilizing a swallowable, disposable capsule (the “Capsule”) for the in-vivo imaging of the human gastrointestinal tract (the “GI Tract”), which system and Capsule captures color video images via a Complementary Metal Oxide Semiconductor (“CMOS”) image sensor (the “Given System”);

WHEREAS, Given entered into an agreement with Photobit Corporation (“PC”) under which PC developed a CMOS image sensor for use in a Given System used to image the small intestine, such CMOS image sensor today known as Micron part number MT9S01S00STC (the “Original Sensor”), pursuant to the terms of Given Purchase Order Number 142 together with the Proposed Business Arrangement dated August 11, 1998, as amended (collectively, the “Original Agreement”);

WHEREAS, PC assigned to Photobit Technology Corporation (“PTC”) all of its assets and properties relating to its machine vision and contract research business, including without limitation the Original Agreement, pursuant to an Assignment and Assumption Agreement, dated on or about January 1, 2001, by and between PC and PTC;

WHEREAS, Given agreed to purchase from PTC, and PTC agreed to sell to Given, certain quantities of the Original Sensor pursuant to the terms of that certain PTC Sales Order 1075-B dated July 5, 2001 and signed by Given on August 29, 2001 (the “Original Sales Order”);

WHEREAS, PC and PTC assigned to Micron substantially all of their assets and properties, including without limitation the Original Agreement and their respective Intellectual Property Rights (as defined herein), pursuant to that certain Asset Purchase Agreement, dated as of November 21, 2001, by and among Micron, PC, PTC and certain others;

WHEREAS, Micron, PC and PTC have designed and developed, and Micron is continuing to design, develop and manufacture, products and technologies related to CMOS image sensors;

WHEREAS, Given desires that Micron design, manufacture and sell to Given the * more fully described in Exhibit A hereto and certain *, such * also known as “*” and “*” and more fully described in Exhibit A hereto (the “*”) *, to design, manufacture and supply all * CMOS image sensors to be used in Given Systems during the term of this Agreement for use in imaging the GI Tract (such * CMOS image sensors and the * referred to herein as the “*”); and

WHEREAS, the parties wish to set forth their understanding regarding the design, manufacture, and sales of the * and *.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

AGREEMENT

1.          DEFINITIONS. As used herein, the following capitalized terms shall have the meanings provided below and capitalized terms used in any Exhibit hereto shall have the meanings provided therein for purposes of this Agreement.

“Affiliates” means, with respect to any entity or person, any other entity or person controlling, controlled by or under common control with such entity or person. For purposes of this definition, “control” shall mean the authority or power to direct the management and policies of any entity or person, and “controlling” and “controlled” shall be interpreted accordingly.

“Agreement” means this Agreement, as amended, supplemented or otherwise modified from time to time.

“Approval Date” has the meaning set forth in Section 2.4.

“Approved Product” has the meaning set forth in Section 2.4.

“Background IP” means all Intellectual Property Rights owned by one of the parties hereto or licensed from a third party with a right to sublicense (unless subject to payment of a royalty or restricted from being disclosed or used pursuant to a third party license agreement) by such party that is conceived, created or developed prior to or independent of any work performed under this Agreement, whether or not incorporated into the Products.

“Bankruptcy Code” has the meaning set forth in Section 9.5(c).

“Binding Quantity” has the meaning set forth in Section 4.1.

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

“CMOS” has the meaning set forth in the Recitals.

“Capsule” has the meaning set forth in the Recitals.

“Confidentiality Agreement” has the meaning set forth in Section 15.2.

“Deliverables” means the deliverables set forth in the Development Schedule for a Product.

“*” has the meaning set forth in the Recitals.

“Design Information” has the meaning set forth in Section 9.5(c).

“Development Schedule” means the development schedule set forth in Exhibit B with respect to the * and the * or such future development schedule(s) as may be set forth in future addenda to this Agreement with respect to other *.

“Effective Date” means the date first written above.

“Estimate” has the meaning set forth in Section 2.3.

“Evaluation Prototype” has the meaning set forth in Section 2.1.

“FDA” has the meaning set forth in Section 2.4.

“Force Majeure” has the meaning set forth in Section 13.1.

“GI Tract” has the meaning set forth in the Recitals.

“Given” has the meaning set forth in the Preamble.

“*” has the meaning set forth in the Recitals.

“*” has the meaning set forth in the Recitals.

“*” means the * described in Exhibit A.

“Given Exclusivity Restriction” has the meaning set forth in Section 3.2.

“Given Foreground IP” means any Intellectual Property Right that is conceived, created or developed by or for Given in the course of performing work under or in connection with this Agreement, whether or not incorporated into the Products, including, but not limited to, any

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Intellectual Property Right created or developed by Given relating to Given’s specifications for a Given System or any part thereof.

“Given System” has the meaning set forth in the Recitals.

“Governmental Approvals” has the meaning set forth in Section 14.3.

“Have Made Notice” has the meaning set forth in Section 3.2.

“Incorporated Given IP” has the meaning set forth in Section 9.5(a).

“Intellectual Property Rights” means all rights of a person or entity in, to, arising out of or associated with: (i) any U.S. or foreign patents, utility models, invention registrations (or any similar right) and applications therefor and any and all re-issues, divisions, continuations, renewals, provisionals, extensions and continuations-in-part thereof; (ii) inventions (whether patentable or not in any country), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data; (iii) copyrights, semiconductor mask works and registrations and applications therefor in the U.S. or any foreign country, and all other rights corresponding thereto throughout the world; (iv) any trademark or trade dress rights anywhere in the world; and (v) any other proprietary rights anywhere in the world.

“Joint Foreground IP” means any Intellectual Property Right, whether or not incorporated into the Products, that is jointly developed by Micron and Given and wherein each party has made an inventive or meaningful contribution and in the case of jointly developed patents rights, wherein employees or agents of each party have made an inventive contribution in accordance with the provisions of 35 U.S.C Section 116.

“Lead Time” has the meaning set forth in Section 4.2.

“Micron” has the meaning set forth in the Preamble.

“*” has the meaning set forth in Section 3.3.

“Micron Foreground IP” means any Intellectual Property Right that is conceived, created or developed by or for Micron in the course of performing work under or in connection with this Agreement, whether or not incorporated into the Products, including, but not limited to, any Intellectual Property Right created or developed by Micron relating to the design of or the manufacturing process used to manufacture, assemble, test or repair CMOS image sensors or integrated circuits generally.

“Minimum Market Penetration Requirement” means the minimum market share as determined in accordance with Exhibit C.

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

“*” has the meaning set forth in the Recitals.

“Original Agreement” has the meaning set forth in the Recitals.

“Original Sales Order” has the meaning set forth in the Recitals.

“Original Sensor” has the meaning set forth in the Recitals.

“PC” has the meaning set forth in the Recitals.

“PTC” has the meaning set forth in the Recitals.

“Price Schedule” means the price schedule set forth in Exhibit D with respect to the * and the * or such future price schedule(s) as may be set forth in future addenda to this Agreement with respect to other *.

“Product” means the and the * and the *, as more fully described in the Specifications set forth in Exhibit A, and such other *, as may be more fully described in Specifications set forth in future addenda to this Agreement with respect to such *.

“Purchase Order” has the meaning set forth in Section 4.2.

“RMA” has the meaning set forth in Section 7.2.

“Sales Acknowledgement Form” has the meaning set forth in Section 4.3.

“Scheduled Shipping Date” has the meaning set forth in Section 4.3.

“Specifications” means the specifications for the * and the * as set forth in Exhibit A, and the specifications for certain other *, as may be set forth in future addenda to this Agreement with respect to such *.

“Third Party Offer” has the meaning set forth in Section 2.5.

2.          PRODUCT DEVELOPMENT.

2.1       Micron’s Obligations.

(a)        Micron shall use commercially reasonable efforts to design, develop and prototype (each prototype, an “Evaluation Prototype”) the *, the * (such efforts to commence upon the * Commencement Date in accordance with Exhibit B), and such other * as the parties may from time to time agree pursuant to Section 2.5 below, in accordance with the terms and conditions of this Agreement. Given understands and agrees that the development of any Product in accordance with the Specifications may not be feasible, and that Micron shall not in

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

any respect be in breach or default of its obligations to Given hereunder if Micron’s commercially reasonable efforts are not sufficient to successfully complete the development of any Product or to provide the Deliverables in accordance with the Development Schedule, provided, however, that if Micron does not provide any Deliverable within one hundred and ten (110) days of the applicable milestone date set forth in the Development Schedule (as extended in accordance with the terms of this Agreement), Given, at its option to be exercised in its reasonable discretion, may, within ten (10) days of expiration of such one hundred and ten (110) day period and upon written notice to Micron, terminate the development by Micron of the Product with respect to which Micron failed to provide such Deliverable.

(b)        Given understands and agrees that Micron’s provision of the services and goods described herein may depend on completion of certain tasks or adherence to schedules by Given; consequently, the project schedule, time of performance, and services may require adjustments or changes to the extent that Given’s failure to timely complete such tasks or adhere to such schedules causes a delay to the Development Schedule. In order to mitigate the extent of any such delays, Micron shall promptly notify Given if it believes that any such delays could cause a delay in the Development Schedule.

(c)        Subject to the provisions of Section 16.5, the design work shall be performed by Micron primarily in-house.

(d)        If requested by Given, Micron shall use commercially reasonable efforts to design such * as may be specified from time to time by Given to be backward compatible in terms of size and functionality with the *.

2.2       Given’s Obligations. Subject to the provisions of Section 15 below, Given shall use commercially reasonable efforts, as and when reasonably requested in writing by Micron from time to time, to assist in the preparation of the Specifications and the Deliverables and in the design, development and prototyping of the Evaluation Prototype. To assist Micron with its performance of the services described herein Given agrees, subject to the provisions of Section 15 below, as and when reasonably requested in writing by Micron from time to time, to provide to Micron such information, materials and technology owned or controlled by Given as Micron reasonably requires.

2.3       Engineering Change Orders.

(a)         If Given proposes changes to the Specifications for any Product, it shall give to Micron written notice of such proposed changes and the parties shall consult with each other as to whether the changes are commercially reasonable and technically feasible and, if the parties agree that the changes are commercially reasonable and technically feasible, Micron shall prepare and deliver to Given as promptly as reasonably possible, but in no event more than twenty-one (21) days from the date of such agreement, a detailed written estimate of the cost of designing and developing the relevant Product based on the proposed changes and of any delay

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

to the Development Schedule that may be required to design and develop the relevant Product based on such changes and of any change to the price of such Product (the “Estimate”). Unless Given subsequently gives notice of its disapproval of Micron’s Estimate within twenty (20) days of Micron’s delivery of such Estimate, the proposed changes shall become part of this Agreement and shall supersede the relevant provisions of Exhibit A. Upon Micron’s request, Given shall sign such revised Specifications to confirm its acceptance thereof.

(b)        If the parties do not agree on the reasonableness or technical feasibility of the proposed changes to the Specifications, the cost thereof, the delay to the Development Schedule or the change to the price within thirty (30) days of Micron’s delivery of the Estimate, Given shall have the option, to be exercised in its reasonable discretion within forty-five (45) days of Micron’s delivery of the Estimate, to terminate the development by Micron of the Product with respect to which Given requested such changes or instruct Micron to continue to, in which case Micron shall continue to, design and develop the relevant Product in accordance with the Specifications and Development Schedule in effect prior to the requested change.

2.4       Design Approval and FDA Master Device File.

(a)        The agreed specifications for the * are as set forth in Exhibit A and the agreed specifications for any other * will be set forth in future addenda to this Agreement entered into pursuant to Section 2.5, in each case, as such specifications are amended from time to time pursuant to Section 2.3.

(b)        Given shall review, test, and evaluate the Evaluation Prototype delivered with respect to any * and within thirty (30) days after receipt, Given shall provide Micron with a written acceptance and approval of the Evaluation Prototype (such specific approved Product referred to herein as “Approved Product” and the date of such written acceptance referred to herein as the “Approval Date”) or a written statement of the specific defect(s) to be corrected. Micron shall use commercially reasonable efforts promptly to correct such defects, if any, and provide a new Evaluation Prototype to Given for retesting, review, and reevaluation in accordance with the foregoing procedure. Without prejudice to Given’s rights pursuant to Sections 7.3 or 10, Given shall grant acceptance and approval of the Evaluation Prototype if it conforms in all material respects with the Specifications and demonstrates through testing conducted by Given its capability to function as reasonably intended by Given within the Given System for which it is being qualified (it being understood that if any changes result from such testing that should be reflected in the Specifications, the Specifications shall be amended accordingly in accordance with Section 2.3). The parties shall use commercially reasonable efforts to repeat such procedure until Given accepts the Evaluation Prototype.

(c)        If Given has not accepted the Evaluation Prototype for any * within sixty (60) days after initial delivery of the Evaluation Prototype, either party shall have the option, to be exercised in its reasonable discretion within twenty (20) days of the end of the 60 day period referenced above to terminate the development by Micron of such Product, effective

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

upon written notice to the other party, and the parties shall have no further rights or obligations hereunder with respect to the development of such Product.

(d)        Micron shall, upon receiving from Given a written notification that the Food and Drug Administration (the “FDA”) requires specified information or data pertaining to an Approved Product prior to granting marketing clearance or approval of a Given System, establish a Device Master File containing such information or data specified by the FDA. Micron shall grant Given a reference right to the Device Master File solely for purposes of obtaining FDA clearance or approval of a Given System incorporating the Approved Product. The Device Master File shall be in the form identified in FDA guidance, and contain only that information specifically identified by the FDA as necessary for the clearance or approval of a Given System incorporating an Approved Product. Micron will identify all trade secret and confidential commercial information in the Device Master File as such. Micron shall be solely responsible for ensuring the completeness and accuracy of the Device Master File, and shall expeditiously respond to and address any questions from the FDA regarding the contents of the Device Master File or Micron’s Approved Product. Micron will update the Device Master File if the Micron Approved Product used in the Given System is modified and the updated information is necessary to obtain clearance or approval of the Given System. Notwithstanding the foregoing, in no event shall Micron be required to provide any information related to process or manufacturing technology except to the extent specifically requested by the FDA.

2.5       *

2.6       Co-Marketing. Subject to Section 15.3, Given and Micron shall cooperate in good faith to participate in co-marketing efforts, as reasonably requested by the other party from time to time, and the parties may, from time to time, agree upon joint press releases, trade show cooperation and other like events intended to promote the parties’ respective products relating to this Agreement.

3.          PURCHASE AND SALES.

3.1       Purchase and Sale. After Given’s acceptance of an Evaluation Prototype with respect to a particular Product in accordance with Section 2.4, Given shall purchase from Micron, and Micron shall manufacture and sell to Given, such Approved Products pursuant to the terms of this Agreement.

3.2       Purchase Requirement. Subject to the provisions of Section 2.1(a), 2.3(b), 2.4(c) and 2.5(b), Given shall order and purchase exclusively from Micron, and shall cause any subcontractors utilized by Given for the manufacture of the Capsule, to order and purchase exclusively from Micron, all of their respective requirements for any CMOS image sensor used in the Given System during the term of this Agreement (the “Given Exclusivity Restriction”) in compliance with the Minimum Market Penetration Requirement and in individual Approved Product quantities not less than as set forth in Exhibit E; provided, however, that,

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

(a)        If Micron fails to deliver at least eighty percent (80%) of any Binding Quantity, in accordance with the terms of this Agreement, within ten (10) days after the Scheduled Shipping Date and (i) Micron fails to provide adequate written assurance to Given, within thirty (30) days of Given’s notice thereof, that it will remedy such shortfall within sixty (60) days of such Scheduled Shipping Date, including by supplying such shortfall out of the buffer inventory for such Approved Product established and maintained under Section 5.1(a) below, or (ii) after providing such written assurance, Micron fails to deliver such shortfall within such sixty (60) day period, then Given may, upon written notice to Micron (a “Have Made Notice”) and as its sole and exclusive remedy for such failure, have made (pursuant to the license granted under Section 9.5(c) below) or order and purchase from any other sources the quantity of CMOS image sensors that Micron failed to supply.

(b)        If Micron fails on three (3) consecutive Scheduled Shipping Dates to deliver at least seventy percent (70%) of any Binding Quantity, in accordance with the terms of this Agreement, within ten (10) days after the Scheduled Shipping Date and Micron fails to remedy such shortfall within fifteen (15) days of Given’s notice of such failure, including by supplying such shortfall out of the buffer inventory for such Approved Product established and maintained under Section 5.1(a) below, Given may immediately elect to terminate Micron’s further manufacture of such Approved Product under this Agreement and to no longer be subject to the Given Exclusivity Restriction. If Given makes such election (i) Given shall, upon providing a Have Made Notice to Micron, be entitled to exercise its license rights described in Section 9.5(c) below; (ii) Micron will no longer be subject to the * with respect to such Approved Product (for clarification, in such event, however, Micron shall have no implied license to Given Intellectual Property); (iii) Given may exercise its last-time buy rights pursuant to the provisions of Section 8.3(c); (iv) if requested by Given, Micron shall deliver to Given the undelivered quantity of the Binding Quantity as soon as practicable. The remedies provided in this Section 3.2(b) and in Section 8.1(b) below shall be Given’s sole and exclusive remedies for Micron’s failure to supply any Binding Quantities in accordance with the terms of this Agreement.

(c)        If Micron is in default under any of its other material obligations under this Agreement in any material respect and fails to cure such default within thirty (30) days of Given’s written notice (unless such default is the subject of a good faith dispute by Micron, in which event the cure period shall be ninety (90) days), Given may elect, effective upon written notice to Micron delivered not later than thirty (30) days after the end of such cure period, to no longer be subject to the Given Exclusivity Restriction. If Given makes such election (i) Given shall, upon providing a Have Made Notice to Micron, be entitled to exercise its license rights described in Section 9.5(c) below; and (ii) Micron shall no longer be subject to the * (for clarification, in such event, however, Micron shall have no implied license to Given Intellectual Property).

3.3       *

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

; provided that if at any time (A) it is determined that Given has not met the Minimum Market Penetration Requirement, or (B) Given is in default under any of its other material obligations under this Agreement in any material respect and fails to cure such other default within thirty (30) days of Micron’s written notice (unless such default is the subject of a good faith dispute by Given, in which event the cure period shall be ninety (90) days), Micron may elect, upon written notice to Given delivered not later than thirty (30) days after either the determination referenced in clause (A) above or the end of the cure period referenced in clause (B) above, to no longer be subject to the *. If Micron makes such election Given shall no longer be subject to the Given Exclusivity Restriction (for clarification, in such event, however, Given shall have no implied license to Micron Intellectual Property Rights). Micron’s sole and exclusive remedy for Given’s failure to meet the Minimum Market Penetration Requirement shall be for Micron to terminate the * in accordance with this Section 3.3 or to terminate this Agreement in accordance with the provisions of Section 8.1(b).

4.          LEAD TIME AND PURCHASE ORDERS.

4.1       Rolling Forecasts. As early as practicable, but in no event later than the end of the month in which Given accepts the Evaluation Prototype for each Approved Product and by the end of each month thereafter during the term of this Agreement, Given shall provide to Micron rolling forecasts of the quantity of such Approved Product that Given proposes to order in the next*. Micron shall notify Given within ten (10) calendar days of its receipt of each such forecast of the quantity Given proposes to order for the first * of such forecast that Micron shall deliver to Given; provided, however, that Micron shall be required to (i) deliver at a minimum * Approved Products with respect to the first production lot of Given’s first forecast for any Approved Product; (ii) with respect to any subsequent forecast for such Approved Product, deliver at least * of the quantity purchased by Given during the * period prior to the date of such forecast (it being understood that such required quantity determined pursuant to this clause (ii) shall not be further diminished with respect to the immediately following or any subsequent consecutive forecasts); and (iii) use commercially reasonable efforts to deliver quantities requested by Given in excess of such amounts; provided further that, unless otherwise agreed by Micron, the forecast production monthly ramp up rate shall not exceed * times the forecast quantity of the previous month (the quantity accepted by Micron for the first * of any rolling forecast in accordance with this Section 4.1, the “Binding Quantity”). The Binding Quantity of any forecast and any Purchase Order placed by Given hereunder for the Binding Quantity may not be cancelled or rescheduled by Given or Micron and shall be purchased by Given and sold by Micron in accordance with the terms of this Agreement. Otherwise, the forecasts provided by Given under this Section 4.1 shall be for informational purposes only, and the parties shall only be bound by Purchase Orders issued by Given under Section 4.2 and accepted by Micron under Section 4.3.

4.2       Purchase Orders. Given shall provide Micron from time to time during the term of this Agreement originals or facsimile copies of purchase orders for delivery of Approved Products (each, a “Purchase Order”) by Micron, executed by an authorized representative of

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Given. All Purchase Orders shall state unit quantities, unit descriptions, requested delivery dates, and shipping instructions. Purchase Orders shall be issued at least eighteen (18) weeks in advance of the requested delivery date specified in the Purchase Order (“Lead Time”) and shall correspond to the Binding Quantity of the latest rolling forecast. The standard terms and conditions contained in either party’s printed documents shall not apply to any sales and purchase transaction of Products hereunder, and the terms and conditions set forth herein shall govern all such sales and purchases.

4.3       Sales Confirmation. Given may request several specific dates for the delivery of Products pursuant to any Purchase Order, and Micron will use commercially reasonable efforts to deliver such Products accordingly, provided that any requested delivery dates allow for the Lead Time and any requested delivery dates for the Binding Quantity correspond to requested delivery dates specified in the relevant rolling forecast provided by Given and accepted by Micron under Section 4.1. Micron shall acknowledge each Purchase Order by providing Given with an original or facsimile copy of a sales acknowledgement form (the “Sales Acknowledgement Form”) within ten (10) calendar days of receipt and specify the date it shall ship the quantity of Products specified in such Purchase Order (such date, the “Scheduled Shipping Date”); provided, however, that Micron shall use commercially reasonable efforts to schedule shipment in order to enable delivery by the requested delivery date(s) specified in such Purchase Order, and in no event later than twenty (20) days following the delivery date established with respect to the Binding Quantity in the Micron confirmed forecast; and provided, further, that no additional terms specified in any Sales Acknowledgment Form shall be deemed to have been accepted by Given unless it countersigns such Sales Acknowledgement Form. Should a change by Given in delivery date or partial order cancellation by Given change the volume or minimum ship rate such that the order would have been quoted at a higher price, Micron reserves the right to charge Given the higher price for any remaining shipments and retroactively for any partial fulfillment of the changed order in accordance with the provisions of Exhibit D.

4.4       Purchase Order Fulfillment. Each Purchase Order shall request delivery of quantities of Product consistent with the latest rolling forecast. Micron shall use commercially reasonable efforts to fill each such Purchase Order by the Scheduled Shipping Date to the extent such Purchase Order is in compliance with the terms of this Agreement. Given shall be entitled to reject any quantity of Approved Products shipped later than ten (10) calendar days after the Scheduled Shipping Date for such quantity and to deduct the rejected quantity from the minimum quantity Given is required to purchase under this Agreement.

5.         PRODUCTION FLOWS.

5.1       Manufacturing.

(a)        Micron shall use commercially reasonable efforts to establish * of an initial buffer inventory of each Approved Product based upon the initial rolling forecast for such

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Approved Product and thereafter to maintain * of buffer inventory of such Approved Product based on the actual average monthly amounts of such Approved Product purchased by Given during the prior six month period during the term of this Agreement. If Micron does not manufacture a sufficient quantity of any Approved Product to fill any Purchase Order for any Approved Product by the Scheduled Shipping Date, it shall fill such order out the buffer inventory for such Approved Product within sixty (60) days of the Scheduled Shipping Date and thereafter use commercially reasonable efforts to replenish the buffer inventory. Upon expiration or earlier termination of this Agreement by Micron (other than a termination by Micron pursuant to Section 11.3) or upon termination of this Agreement by Given pursuant to Section 11.5, Given shall purchase from Micron, and Micron shall deliver and sell to Given, all such buffer inventory then remaining. Without prejudice to Given’s rights under Section 8.3, upon termination of this Agreement by Given or upon termination of this Agreement by Micron pursuant to Section 11.3, Given shall have the option exercisable by written notice to Micron to purchase from Micron, and, if Given exercises such option, Micron shall deliver and sell to Given, all such buffer inventory then remaining.

(b)        If production of any Approved Products other than the * Products to the extent manufactured by Tower Semiconductor as permitted under Section 16.5, is disrupted or suspended by Force Majeure, or for any other reason, and such disruption or suspension is reasonably likely, after exhausting the buffer inventory maintained in accordance with Section 5.1(a), to affect Micron’s ability to fill any Purchase Order for the Binding Quantity by the Scheduled Shipping Date for such Purchase Order or otherwise to comply with its obligations under this Agreement, Micron shall use commercially reasonable efforts to * of such disruption or suspension. In such event, Micron shall reimburse Given for the added * costs per part that Given incurs, if any, as a direct result of *. The foregoing provisions of this Section 5.1(b) are without prejudice to Given’s rights pursuant to Sections 3.2(a), (b) and (c) or 13.2.

5.2       Inventory Management. Micron shall use commercially reasonable efforts to manage inventories of goods in process to meet the delivery schedule contained in Micron’s Sales Acknowledgement Form.

5.3       Meetings with Main Subcontractors. Each of Micron and Given shall use commercially reasonable efforts to meet with representatives of Micron’s main subcontractors as needed to discuss and coordinate the production flow, discuss any technical or quality issues or difficulties, determine inventory levels, improve communications and procedures for ordering, testing and delivering the Product at the various manufacturing stages.

5.4       Inspection Rights. Given’s representatives may, during normal business hours and without undue disruption of Micron’s normal business practices, inspect and/or monitor Micron’s progress towards delivering Products required to be delivered hereunder and Micron’s records relating specifically to performance of such obligations. Micron shall use commercially reasonable efforts to cooperate with Given with respect to any inspections or audits required by any government or certification authority in relation to any regulatory approval or certification of

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

the Given System, including, without limitation, any inspections or audits by the FDA. Given shall notify Micron at least ten (10) business days prior to an intended Given visit and, to the extent practicable, shall notify Micron at least ten (10) business days prior to an intended government or certification authority visit.

6.          PURCHASE PRICE, TAXES AND PAYMENT TERMS.

6.1       Terms. Prices are as set forth on the Price Schedule. ALL PRICES AND PAYMENTS UNDER THIS AGREEMENT SHALL BE IN UNITED STATES DOLLARS. Micron shall submit an invoice to Given for each shipment of Approved Products delivered by Micron. The amount stated in such invoice shall be due and payable by Given * net calendar days from the date of Micron’s delivery of the invoice to Given. Delivery via verified facsimile transmission of an invoice to Given’s purchasing manager at fax number 972-4-959-2466, or such other fax number as Given may specify in writing from time to time, shall constitute “delivery” for purposes of the foregoing sentence.

6.2       Finance Charge and Costs. On any amounts not paid within seven (7) days of the due date Micron may, in its sole discretion, charge interest on such overdue amount, from the due date of such past-due payment through the date of payment, at a rate not in excess of one and one-half percent (1 1/2%) per month (eighteen percent (18%) per annum) unless a lower rate is required under applicable law, in which event Micron may charge such lower rate. In addition, Given agrees to pay all costs of collection of any late payment, including costs of litigation and reasonable attorneys’ fees. Micron may accept payment in an amount less than the full amount of any invoice, but such acceptance shall not constitute a waiver of Micron’s right to collect the balance or accord and satisfaction notwithstanding Micron’s endorsement of a check or other instrument. If Given is adjudicated bankrupt or a petition for winding up or judicial management is made against Given or corporate reorganization under any bankruptcy or similar laws is filed by or against Given, or Given makes a general assignment for the benefit of creditors or a receiver and/or manager or like person for Given is appointed, Micron may, to the extent allowed by applicable law, cancel any unfilled Purchase Order. Each individual shipment shall be invoiced and paid as a separate and independent transaction.

6.3       Credit. All shipments, deliveries, and performance of work hereunder shall at all times be subject to credit approval or review by Micron; provided that Micron shall not withhold credit approval unless Micron reasonably determines, in accordance with its standard policies and procedures with respect to its other top tier customers, that Given’s financial condition has materially adversely changed as compared to Given’s financial condition as of the date hereof. Given shall provide such credit information and references as are reasonably requested by Micron from time to time. Given authorizes such references to release credit information about Given’s accounts and warrants that all such information and assurances shall be true and correct to the best of Given’s knowledge. Micron shall treat such information as confidential in accordance with the provisions of Section 15. Given shall indemnify and hold harmless Micron

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

and its employees and agents from any and all liability resulting from the release of any such information to Micron, unless such liability results from Micron’s breach of its obligations under the provisions of Section 15.

6.4       Taxes. Prices do not include any customs duties, sales, use, value added, excise, federal, state, local or other similar taxes. Subject to the provisions of Section 5.1(b), all such duties or taxes shall be paid by Given, or in lieu thereof, Given shall provide Micron with an appropriate exemption certificate.

7.          DELIVERY, RISK OF LOSS AND RETURNS.

7.1       Delivery and Risk of Loss. All deliveries of Product shall be made F.C.A. Micron’s or, subject to Section 16.5, its subcontractor’s facilities. Title and risk of loss or damage to Product shall pass to Given upon Micron’s delivery of the Products to the carrier at Micron’s designated facility. Micron shall ship Products in accordance with Given’s reasonable instructions.

7.2       Returns. Given may not return any Approved Product for any reason without first obtaining a Return Material Authorization (“RMA”) from Micron, which Micron shall promptly provide for any non-conforming Approved Product the tender or delivery of which is rejected by Given in accordance with Section 7.3. All returns of Approved Product shall be made in compliance with Micron’s standard RMA procedures notified to Given in writing and shall be in the original packaging or equivalent. If Given returns any Approved Product to Micron without an RMA or without proper packaging, Micron may refuse such return, and Given shall remain liable for the full purchase price of such Approved Product until Given returns such Approved Product to Micron with an RMA and in proper packaging.

7.3       Right to Cure Improper Tender or Delivery. If Given rejects tender or delivery of any Approved Product that does not conform to the Specifications in all material respects, Given shall provide Micron written notice of such rejection within five (5) business days of Given’s discovery of the non-conforming Approved Product, provided, however, that any claims by Given against Micron for any delivery shortage shall be deemed waived if not made within fifteen (15) days of Given’s receipt of shipment. Micron may cure, within ninety (90) days from the date it receives written notice of Given’s rejection, the non-conformance by replacing the non-conforming Approved Products with Approved Products that conform to the Specifications in all material respects. The foregoing provisions of this Section 7.3 shall in no way limit Given’s rights pursuant to Section 10.

8.          TERM AND TERMINATION.

8.1       Term

(a)        Unless earlier terminated as provided herein, this Agreement shall commence on the Effective Date and expire five (5) years after the Effective Date; provided, however, that not less than six (6) months prior to the expiration of this Agreement or any extension thereof, the parties may, in their respective discretion, agree in writing to enter into up to five (5) one (1) year extensions to this Agreement.

(b)        Either party may terminate this Agreement and/or suspend or cancel any further work and shipments of Products, effective upon written notice to the other party stating such party’s intention to terminate, if the other party: (i) ceases to function as a going concern or to conduct operations in the normal course of business; (ii) has a petition filed by or against it under any bankruptcy or insolvency law which petition has not been dismissed or set aside within sixty (60) days of its filing; (iii) fails to make any payment due hereunder within thirty (30) days after written notice of such failure; or (iv) without prejudice to the rights of Given under Sections 2.1(a), 2.3(b), 3.2, or of either party under Section 2.4(c), fails to perform any of its other material obligations under this Agreement in any material respect so as to be in default hereunder and fails to cure such default within thirty (30) days after written notice of such default, unless such default is of a type that it cannot reasonably be expected to be cured within such thirty (30) day period, in which event the defaulting party shall have not more than ninety (90) days to cure such default, provided such party is diligently prosecuting the cure of such default. If Given terminates this Agreement pursuant to this Section 8.1(b), Given shall, upon providing a Have Made Notice to Micron, be entitled to exercise its license rights described in Section 9.5(c) below.

(c)        Given shall have the right to terminate the development or manufacture of any Product hereunder effective upon written notice to Micron as set forth in Sections 2.1(a), 2.3(b) or 3.2(b). Either party shall have the right to terminate the development of any Product hereunder effective upon written notice to the other party as set forth in Section 2.4(c). If development of * Products is terminated pursuant to any of such sections in any two year period, either party may, effective upon ninety (90) days prior written notice to the other party, elect to terminate this Agreement; provided that such election must be made within thirty (30) days of the date of the Product development termination giving rise to such right. In the event of termination of this Agreement pursuant to the foregoing sentence, neither party shall have any further liability to the other party under the provisions of this Agreement, except to the extent provided in Section 8.4 below.

8.2       Duties Upon Termination. Upon expiration or termination of this Agreement: (i) all amounts owing shall be accelerated and shall become immediately due and payable; (ii) each party shall return or destroy the Confidential Information of the other party (provided that Given shall not be required to return to Micron the Design Information); and (iii) Given shall purchase or, as the case may be, shall have the option to purchase from Micron, and Micron shall deliver to Given, all buffer inventory then held by Micron in accordance with Section 5.1. Either party may request in writing that the other party certify that it has complied with its obligations under clause (ii) of this Section 8.2.

8.3       Last-Time Buy.

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

(a)        Provided that Given is then not in material breach of any of its material obligations under this Agreement, not later than six (6) months prior to expiration of this Agreement: (i) Given may place a non-cancelable purchase order for Approved Product in quantities not exceeding * times the actual quantities purchased by Given hereunder during the * period prior to such purchase order, for delivery in equal monthly increments during the * period following such expiration and at the price set forth in the Price Schedule; and (ii) in addition, Given may place a non-cancelable purchase order for up to an additional * times the actual quantities purchased by Given hereunder during the * period prior to such purchase order, for delivery in equal monthly increments during the * period following such expiration and at the price set forth in the Price Schedule, provided that Given shall, at its option, within ten (10) days of the date of Micron’s confirmation of such purchase order, either (A) pre-pay Micron for all such additional quantities ordered pursuant to this clause (ii); or (B) cause to be issued for Micron’s benefit a letter of credit, in form and substance, and provided by a bank, reasonably acceptable to Micron, covering the full purchase price of such additional quantities.

(b)        Provided that Given is not then in material breach of any of its material obligations under this Agreement and Micron has not been enjoined from further manufacture and sale of the applicable Approved Product, not later than thirty (30) days after Micron’s notice of termination of this Agreement pursuant to Section 11.3(b) below, Given may place a non-cancelable purchase order for Approved Product in quantities not exceeding * times the actual quantities purchased by Given hereunder during * period prior to such purchase order, for delivery in equal monthly increments during the * period following the end of the third month following such notice of termination and at the price set forth in the Price Schedule, plus fifty percent (50%) of any royalty that Micron is required to pay as a result of a claim or suit described in Section 11.3(b) with respect to the Approved Products purchased pursuant to such last-time-buy right.

(c)        If Given elects to terminate the manufacture by Micron of any Approved Product pursuant to Section 3.2(b) and provided that Given is then not in material breach of any of its material obligations under this Agreement, not later than thirty (30) days after Given’s notice of such election, Given may place a non-cancelable purchase order for such Approved Product in quantities not exceeding * times the actual quantities purchased by Given hereunder during the * period prior to such purchase order, for delivery in equal monthly increments during the * period following the end of the third month following such notice of such election and at the price set forth in the Price Schedule.

(d)        If Micron terminates this Agreement as a result of Given’s failure to meet the Minimum Market Penetration Requirement, and provided that Given is then not in material breach of any of its material obligations under this Agreement, not later than thirty (30) days after Micron’s notice of such termination, (i) Given may place a non-cancelable purchase order for Approved Product in quantities not exceeding * times the actual quantities purchased by Given hereunder during the * period prior to such purchase order, for delivery in equal monthly increments during the * period following the end of the third month following such notice of such

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

termination and at a price of * times the price set forth in the Price Schedule; and (ii) in addition, Given may place a non-cancelable purchase order for up to an additional * times the actual quantities purchased by Given hereunder during the * period prior to such purchase order, for delivery in equal monthly increments during the * month period following the end of the third month following such notice of such termination and at a price of * times the price set forth in the Price Schedule, provided that Given shall, at its option, within ten (10) days of the date of Micron’s confirmation of such purchase order, either (A) pre-pay Micron for all such additional quantities ordered pursuant to this clause (ii); or (B) cause to be issued for Micron’s benefit a letter of credit, in form and substance, and provided by a bank, reasonably acceptable to Micron, covering the full purchase price of such additional quantities.

8.4       Survival. Sections 3.2(b), clause (i) of the first sentence of Section 3.3 as provided therein, Sections 8.2, 8.3, 9, 10, 11, 12, 14, 15 and 16 of this Agreement, and such other provisions of this Agreement as may be necessary to give meaning to such Sections (but only to the extent necessary to give such meaning) (including Sections 6 and 7 in relation to Given’s last-time-buy rights under Section 8.3), shall survive expiration or earlier termination of this Agreement and remain in effect in accordance with their respective terms.

9.          IP OWNERSHIP.

9.1       Background IP. Micron and Given acknowledge and agree that each party is and shall be the sole and exclusive owner of all right, title and interest in and to its Background IP. Except as may be expressly provided herein, a party acquires no interest under this Agreement to any Background IP of the other party.

9.2       Foreground IP; Inclusion of Given IP.

(a)        Given acknowledges and agrees that all right, title and interest in and to all Micron Foreground IP shall inure to the sole and exclusive benefit of Micron. Subject to the provisions of this Agreement, Micron shall have the right to exploit, and to grant to any third party the right to exploit, all rights with respect to Micron Foreground IP.

(b)        Micron acknowledges and agrees that all right, title and interest in and to all Given Foreground IP shall inure to the sole and exclusive benefit of Given. Subject to the provisions of this Agreement, Given shall have the right to exploit, and to grant to any third party the right to exploit, all rights with respect to the Given Foreground IP.

9.3.      Joint Foreground IP.

(a)        Micron and Given agree to use all reasonable efforts to identify, notify the other party of, and negotiate appropriate terms in writing relating to the development and protection of Joint Foreground IP by the parties; provided that in no event shall any party be liable to the other party for the failure to identify any such opportunity for the development or protection of Joint Foreground IP; provided, further, that, unless otherwise agreed upon by the parties in writing, all right, title and interest in Joint Foreground IP shall be jointly owned by Micron and Given. Subject to Section 3.3 of this Agreement, each party shall be entitled to use any Joint Foreground IP and to grant non-exclusive licenses to third parties without prior consent of the other party and without accounting to the other party.

(b)        The parties shall meet as needed to discuss matters relating to obtaining legal protection for the Joint Foreground IP. If the parties determine to file for patent, copyright or any other form of legal protection in any country, the parties shall agree upon which party shall file the application on behalf of the parties and name each party as joint and equal owners of the Joint Foreground IP and any patent or other protection relating thereto. During the prosecution of any applications filed pursuant to this section, and prior to responding to office actions from the patent or other authority of any country, the filing party agrees to send to the other party copies of all correspondence and official actions received from such authority. All expenses incurred pursuant to the filing and prosecution of such applications, including patentability search expenses, shall be divided equally between the parties. The filing party agrees to consult with the other party prior to incurring filing or prosecution expenses in excess of $20,000 with respect to any one application.

(c)        No party shall permit any application for Joint Foreground IP to become abandoned without giving the other party the opportunity to assume the prosecution of such patent or other application as soon as possible, which in no event shall be less than sixty (60) days prior to the date on which it shall become abandoned. Each party agrees to provide the other with timely copies of all official papers and correspondence related to the prosecution of any such application for Joint Foreground IP.

(d)        When the parties meet and discuss matters relating to obtaining legal protection for Joint Foreground IP, if one party does not want to pursue filing an application on the Joint Foreground IP in any country, the other party may independently pursue such protection of the Joint Foreground IP in such country on behalf of that party only at that party’s sole expense. The applicant party in such country shall be the sole owner of any and all resulting patents or other Intellectual Property Rights arising from the application, and shall be entitled to all revenues derived by such party relating to the issued patent or other protection; provided, however, that the other party shall have a non-transferable, non-exclusive, royalty free license under such patent or other intellectual property protection within such country and for the full term of such patent or other legal protection, to make, have made, use, sell, offer for sale, import and market products or processes utilizing or embodying the subject matter claimed therein.

(e)        Should any of the parties wish to prosecute any suspected infringement of any Joint Foreground IP by a third party, the parties shall meet and discuss the prosecution of such infringement claims against suspected third party infringers, and which party shall be responsible for any such prosecution. Should the parties agree on joint action, the prosecuting party shall have control of such action, provided that: (i) the other party shall fully cooperate in every reasonable way with the prosecution, and the parties shall equally share the costs of such infringement action; (ii) no settlement or compromise shall be agreed upon without the prior consent of the other party; and (iii) the parties shall equally share in any proceeds obtained from such action. If one party does not want to pursue prosecution of an infringement claim, the other party may do so at its own expense, controlling such action and retaining all proceeds therefrom; provided that once such other party indicates that it is going to pursue such action, the party that declined to participate in such action may not directly or indirectly license or offer to license the Joint Foreground IP at issue to such third party from the date of such indication and continuing during the pendancy of such action.

9.4.      Registration of IP.

Neither party shall register or attempt in any country to register copyrights in, or register as a trademark, service mark, design patent, utility patent or industrial design or business designation, any of the other party’s Intellectual Property Rights (including, without limitation, the Micron Foreground IP and the Given Foreground IP, respectively), or any word, symbol, or design which is so similar thereto as to suggest direct or indirect association with or sponsorship by the other party or any of its Affiliates.

9.5       Licenses.

(a)        (i)        Given hereby grants to Micron a non-exclusive, fully paid up, worldwide license to use, modify and copy Given’s Background IP and Given Foreground IP solely for the purpose of allowing Micron to fulfill its obligations to Given under this Agreement. Except as permitted pursuant to this Section 9.5(a) and Section 16.5(a) of this Agreement, Micron shall in no event use, modify, practice, manufacture, have manufactured, copy, import, market, sell, offer for sale, lease, offer for lease, sublicense or otherwise furnish Given’s Background IP or Given Foreground IP in connection with any product or service for any third party (including, without limitation, the manufacture, sale, design or marketing thereof).

(ii)        Notwithstanding the foregoing provisions of Section 9.5(a)(i), Given hereby grants to Micron a non-exclusive, fully paid up, royalty free, worldwide license, without the right to sub-license, under Given Background IP and Given Foreground IP (but expressly excluding under Given patents), if any, that is actually incorporated into any Approved Product (“Incorporated Given IP”) to make, have made, modify, use, sell or have sold, offer for sale, import or have imported, or otherwise dispose of CMOS imaging products for use in all applications other than in-vivo imaging of the human body. Micron agrees that it (A) shall not sell, lease transfer, assign or otherwise dispose of any CMOS imaging products containing Incorporated Given IP to any third party if Micron knows or, with the exercise of reasonable diligence should know, that such third party is using or intends to use such CMOS imaging products in an application for the in-vivo imaging of the human body and (B) shall notify Given promptly upon Micron’s discovery that any such third party is using such CMOS imaging products for such use (including the name of such third party if Micron can disclose such without being in breach of a written confidentiality agreement with such third party) and immediately cease selling such CMOS imaging products to such third party for such use. If Given terminates this Agreement pursuant to Section 8.1(b) or terminates the Given Exclusivity Restriction pursuant to Section 3.2(b) or 3.2(c), the license granted to Micron under this Section 9.5(a)(ii) shall terminate effective upon the date of such termination.

(b)        Micron hereby grants to Given a non-exclusive, fully paid up, royalty free, worldwide license to Micron’s Background IP and Micron Foreground IP solely for the purpose of allowing Given to market, offer for sale and sell Given Systems incorporating the Approved Products purchased hereunder. Except as permitted pursuant to this Section 9.5(b) and Sections 3.2, 8.1(b), 9.5(c), 11.3(b) and 13.2 of this Agreement, Given shall in no event use, modify, practice, manufacture, have manufactured, copy, import, market, sell, offer for sale, lease, offer for lease, sublicense or otherwise furnish Micron’s Background IP or Micron Foreground IP in connection with any product or service for any third party (including, without limitation, the manufacture, sale, design or marketing thereof).

(c)        Upon Given’s Have Made Notice to Micron made pursuant to the provisions of Sections 3.2, 8.1(b), 11.3(b) or 13.2, Micron shall grant to Given a non-exclusive, fully paid up, royalty free, worldwide license, without the right to sub-license, under Micron’s Background IP and Micron Foreground IP solely to make, have made, modify, use, sell or have sold, offer for sale, import or have imported, or otherwise dispose of CMOS imaging products strictly for use in systems utilizing a swallowable capsule for the in-vivo imaging of the GI Tract but only to the extent such Micron Background IP and Micron Foreground IP was actually incorporated into or used to manufacture Approved Products as of the date of such Have Made Notice. The grant of the license under this Section 9.5(c) shall become effective upon Given’s Have Made Notice to Micron. Micron shall, during the term of this Agreement with respect to any Approved Product, maintain in readily available form with respect to such Approved Product updated versions of:* The rights and licenses granted to Given pursuant to Section 9.5(b) and this Section 9.5(c) are, and shall be deemed to be, for purposes of Section 365(n) of Title 11 of the United States Code (the “Bankruptcy Code”), licenses to rights of “intellectual property” as defined thereunder, and Given is, and shall be deemed to be, a “licensee” for purposes of Section 365(n) of the Bankruptcy Code. Notwithstanding any provision contained herein to the contrary, if Micron is under any proceeding under the Bankruptcy Code and the trustee in bankruptcy of Micron, or Micron as a debtor in possession, rightfully elects to reject this Agreement, Given may exercise its rights as a licensee pursuant to Sections 365(n)(1), (2) and (3) of the Bankruptcy Code.

(d)        Except as expressly provided in this Agreement, nothing in this Agreement shall be deemed to be a grant, by implication, estoppel, or otherwise, of any license or other right under Intellectual Property Rights of either party.

10.       WARRANTY.

10.1     Limited Warranty. OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, EXCEPT THAT MICRON WARRANTS ONLY THAT EACH APPROVED PRODUCT SHALL (i) BE FREE FROM DEFECTS IN MATERIALS AND WORKMANSHIP; AND (ii) COMPLY WITH THE SPECIFICATIONS FOR THE APPROVED PRODUCT; PROVIDED THAT DEFECTS OR

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

DEVIATIONS FROM SUCH SPECIFICATIONS WHICH DO NOT MATERIALLY AFFECT FORM, FIT OR FUNCTION OF SUCH APPROVED PRODUCT IN THE GIVEN SYSTEM FOR WHICH IT IS INITIALLY QUALIFIED BY GIVEN SHALL NOT BE DEEMED TO CONSTITUTE FAILURE TO COMPLY WITH SUCH SPECIFICATIONS OR THE FOREGOING WARRANTY. NO WARRANTY WHATSOEVER IS MADE WITH RESPECT TO EVALUATION PROTOTYPES, PRE-PRODUCTION OR ENGINEERING SAMPLES, OR ANY OTHER PRODUCT THAT HAS NOT BEEN FULLY QUALIFIED BY MICRON.

10.2     Claim Period and Remedy. ANY CLAIM BY GIVEN AGAINST MICRON UNDER SECTION 10.1 MUST BE MADE WITHIN * FROM THE DATE OF DELIVERY BY MICRON TO GIVEN OF SUCH APPROVED PRODUCT AND MICRON SHALL HAVE NO LIABILITY THEREAFTER. MICRON’S LIABILITY IS LIMITED TO REPAIR OR REPLACEMENT OF THE DEFECTIVE PRODUCT OR CREDIT OR REFUND OF THE PURCHASE PRICE OF THE DEFECTIVE PRODUCT. ALL WARRANTIES COVER ONLY DEFECTS IN APPROVED PRODUCTS ARISING UNDER NORMAL USE IN COMPLIANCE WITH THE SPECIFICATIONS AND DO NOT INCLUDE MALFUNCTIONS OR FAILURES RESULTING FROM MICRON’S COMPLIANCE WITH SPECIFICATIONS PROVIDED BY GIVEN, MISUSE, USE NOT IN ACCORDANCE WITH THE SPECIFICATIONS, ABUSE, NEGLECT, ALTERATION, MODIFICATION, IMPROPER INSTALLATION, OR REPAIRS BY ANYONE OTHER THAN MICRON.

10.3     Non-Authorized Uses. MICRON’S PRODUCTS ARE NOT AUTHORIZED FOR USE AS CRITICAL COMPONENTS IN LIFE SUPPORT DEVICES OR SYSTEMS WITHOUT THE EXPRESS WRITTEN APPROVAL OF THE PRESIDENT OF MICRON. Life support devices or systems are those which are intended to support or sustain life and whose failure to perform can be reasonably expected to result in either a significant injury or death to the user. Critical components are those whose failure to perform can be reasonably expected to cause failure of a life support device or system or affect its safety or effectiveness.

10.4     Conditions. The warranty provided for under this Section 10 is subject to the following conditions: (a) if Approved Product becomes defective during the warranty period, Given shall notify Micron promptly in writing of any claims; (b) if Micron advises Given to return such Approved Product for repair or replacement, Given shall follow Micron’s written instructions with respect to the return of such Approved Product and Micron shall reimburse Given for the costs and expenses associated therewith; (c) if Approved Product alleged by Given to be defective or returned to Micron for repair as provided in this Section 10 is either (i) not under warranty, (ii) not defective, or (iii) defective due to any cause or condition excluded from the warranty provided for under this Section 10, Given agrees to reimburse Micron for all reasonable expenses incurred with respect to such claim and/or the shipping, handling, and inspection of such Approved Product; (d) Approved Products shall be accepted by Micron for warranty claim verification only when returned by Given in a condition which allows for suitable testing by Micron, to the extent practicable; (e) when more than one type of Approved Product is

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*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

returned, the Products must be segregated by Product type; (f) unless resulting from such defect, any returned Approved Products electrically or mechanically destroyed by Given or third parties shall not be covered by this warranty, and shall not be returned to Given, but shall be scrapped by Micron.

10.5     No Authority. NO AGENT, EMPLOYEE OR REPRESENTATIVE OF EITHER PARTY HAS ANY AUTHORITY TO BIND SUCH PARTY TO ANY AFFIRMATION, REPRESENTATION OR WARRANTY RELATING TO THE PRODUCTS OR THE DELIVERABLES UNDER THIS AGREEMENT OTHER THAN AS SPECIFICALLY PROVIDED HEREIN AND EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY SUCH PURPORTED WARRANTY, AFFIRMATION OR REPRESENTATION SHALL BE VOID AND OF NO FORCE AND EFFECT. ONLY MICRON OFFICERS ARE AUTHORIZED TO ENTER INTO THIS AGREEMENT AND ANY AMENDMENTS OR MODIFICATIONS HERETO. ONLY GIVEN OFFICERS ARE AUTHORIZED TO ENTER INTO THIS AGREEMENT AND ANY AMENDMENTS OR MODIFICATIONS HERETO.

10.6     Medical Claims. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT, MICRON MAKES NO WARRANTY WHATSOEVER, AND DISCLAIMS ANY AND ALL LIABILITY, THAT MAY ARISE AS A RESULT OF FAILURE OF A GIVEN SYSTEM TO CAPTURE INFORMATION THAT COULD HAVE ASSISTED IN THE DIAGNOSIS OF A MEDICAL CONDITION. GIVEN SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS MICRON FROM AND AGAINST ANY AND ALL COST, LOSS, LIABILITY OR EXPENSE THAT MICRON MAY INCUR AS A RESULT OF ANY SUCH FAILURE EXCEPT TO THE EXTENT THAT SUCH FAILURE IS CAUSED BY AN APPROVED PRODUCT’S NON-COMPLIANCE WITH THE PROVISIONS OF THIS SECTION 10.

11.       IP RIGHTS INFRINGEMENT INDEMNIFICATION.

11.1     Given’s Sole Remedy. Given’s sole remedy with respect to allegations or proof of infringement of third-party Intellectual Property Rights by any Product, TO THE EXCLUSION OF ALL OTHER REMEDIES THEREFOR, shall be for Given to invoke the provisions set forth in Sections 11.2 to 11.4 below.

11.2     Indemnification by Micron. Subject to the following terms and conditions, Micron, at its own expense, shall defend and hold harmless Given from and against any claim or suit brought against Given by third parties (other than by Affiliates of Given) alleging that any Approved Product that Given purchased hereunder infringes any Intellectual Property Right of said third party. To be entitled to defense of any such claim by Micron:

(a)        Given shall provide Micron with written notice of any such claim or suit as soon as reasonably practicable by the most expeditious reasonable means of those methods specified in Section 16.3, and in no event later than ten (10) business days after learning of the assertion of the claim against Given (whether or not litigation or any other proceeding has been filed or served); and

(b)        Given agrees that Micron shall have the sole right to control the defense and/or settlement of all such claims, in litigation or otherwise, and Given shall provide Micron with all reasonable assistance and cooperation in the defense of any such claim or suit at Micron’s cost and expense; provided that Micron shall not settle any such claim or suit in a manner which would have a adverse effect on Given’s rights other than under this Agreement, without the written consent of Given.

11.3     Additional Indemnification Obligations of Micron.

(a)        If, pursuant to Section 11.2 above, Micron is obligated to defend any claim or suit brought against Given, Micron shall, subject to the limitations set forth in this Agreement, discharge any obligation imposed on Given, whether by settlement or by judgment, as a result of such claim or suit; provided that Micron shall have no obligation with respect to any non-monetary activity or conduct imposed by such settlement or judgment to the extent such activity or conduct is within Given’s control and Given has consented thereto if such consent is required pursuant to Section 11.2(b).

(b)        In addition, if a claim or suit is brought against Given or Micron by a third party alleging that any Approved Product infringes any Intellectual Property Right of said third party, Micron shall, upon fulfillment of its obligation to defend and indemnify pursuant to Section 11.2 and 11.3(a) above (if such claim or suit is brought against Given), elect one of the following, at its sole cost and expense and in its sole discretion: (i) obtain for Given the right to continue using and selling the Approved Product; (ii) replace or modify the Approved Product with functionally equivalent, compatible product so that the Approved Product becomes noninfringing; or (iii) terminate this Agreement effective upon written notice to Given, without further obligation under this Agreement; provided that if Micron terminates this Agreement pursuant to the foregoing clause (iii), (a) Given shall then be entitled, upon providing a Have Made Notice to Micron, to exercise the have made license rights granted under Section 9.5(c); and (b) so long as Micron is not enjoined from continued manufacture and sale of the Approved Product, Given may exercise its last-time-buy right pursuant to the provisions of Section 8.3(b).

11.4     Limitation on Micron’s Liability. Micron’s liability and defense obligations under Sections 11.1 to 11.4 shall be limited as follows:

(a)        Micron shall not be required to defend or indemnify Given with respect to any losses or expenses caused by Given’s own negligence, gross negligence, or willful misconduct.

(b)        Micron shall not be required to defend or indemnify Given with respect to any losses or expenses that resulted from Given’s failure to act in strict accordance with this Agreement.

(c)        Micron shall not be required to defend or indemnify Given with respect to any losses or expenses relating to trademark infringements involving any marking or branding not applied by or requested by Micron, or involving any marking or branding applied by Micron at Given’s request.

(d)        Micron shall neither have any liability for claims of infringement nor any obligation to defend with respect to any Approved Product purchased hereunder: (i) if such Approved Product has been modified by Given without the express, written authorization of Micron if the claim of infringement involves some aspect of the modification; (ii) if such claim would have been avoided but for the combination of such Approved Product with any system, circuitry, hardware, software or other component, method or process not supplied by Micron; or (iii) if such claim is attributable to Micron’s compliance with designs, specifications or instructions provided by Given, its subcontractors or other designees.

(e)        Micron shall not be liable for expenses incurred by Given in connection with any claim or suit without Micron’s express, written authorization.

11.5. Indemnification by Given. Micron’s sole remedy with respect to allegations or proof of infringement of third-party Intellectual Property Rights by any Product, TO THE EXCLUSION OF ALL OTHER REMEDIES THEREFOR, shall be for Micron to invoke the provisions set forth in Sections 11.5 and 11.6. Given shall, subject to the limitations set forth in this Agreement, discharge any obligation imposed on Micron, whether by settlement or by judgment, as a result of any claim or suit brought against Micron by third parties (other than by Affiliates of Micron) alleging that any Approved Product that Given purchased hereunder or any Given System or component thereof infringes any Intellectual Property Right of said third party, unless such claim is of a type that Micron would be required to indemnify Given pursuant to Sections 11.1 to 11.4; provided that Given shall have no obligation with respect to any non-monetary activity or conduct imposed by such settlement or judgment to the extent such activity or conduct is within Micron’s control and Micron has consented thereto pursuant to Section 11.5(b). To be entitled to defense of any such claim by Given:

(a)        Micron shall provide Given with written notice of any such claim or suit as soon as reasonably practicable by the most expeditious reasonable means of those methods specified in Section 16.3, and in no event later than ten (10) business days after learning of the assertion of the claim against Micron (whether or not litigation or other proceeding has been filed or served); and

(b)        Micron agrees that Given shall have the sole right to control the defense and/or settlement of all such claims, in litigation or otherwise, and Micron shall provide Given with all reasonable assistance and cooperation in the defense of any such claim or suit at Given’s cost and expense; provided that Given shall not settle any such claim or suit in a manner which would have a material adverse effect on Micron’s rights other than under this Agreement, without the written consent of Micron.

In addition, if a claim or suit is brought against Micron by a third party and Given is required to indemnify Micron pursuant to this Section 11.5, Given may terminate this Agreement effective upon written notice to Micron, without further obligation under this Agreement; provided that if Given terminates this Agreement pursuant to the foregoing clause, Micron shall deliver to Given, and Given shall purchase from Micron (i) all buffer inventory then remaining; and (ii) the Binding Quantity remaining to be delivered at the time of such termination.

For avoidance of doubt, in no event shall Given be required to indemnify or defend Micron for any claim brought against Micron by a third party alleging that a product not sold to Given hereunder that uses Incorporated Given IP licensed to Micron pursuant to Section 9.5(a)(ii) infringes such third party’s Intellectual Property Rights.

11.6     Limitation on Given’s Liability. Given’s liability and defense obligations under Section 11.5 shall be limited as follows:

(a)        Given shall not be required to defend or indemnify Micron with respect to any losses or expenses caused by Micron’s own negligence, gross negligence, or willful misconduct.

(b)        Given shall not be required to defend or indemnify Micron with respect to any losses or expenses that resulted from Micron’s failure to act in strict accordance with this Agreement.

(c)        Given shall not be required to defend or indemnify Micron with respect to any losses or expenses relating to trademark infringements involving any marking or branding not applied by or requested by Given, or involving any marking or branding applied by Given at Micron’s request.

(d)        Given shall not be liable for expenses incurred by Micron in connection with any claim or suit without Given’s express, written authorization.

12.       LIMITATION OF LIABILITY.

TO THE MAXIMUM EXTENT PERMITTED BY LAW, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES RESULTING FROM PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT, OR THE FURNISHING, PERFORMANCE OR USE OF ANY PRODUCTS, GOODS OR SERVICES SOLD PURSUANT HERETO, WHETHER DUE TO A BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE. EXCEPT WITH RESPECT TO (i) MICRON’S OBLIGATION TO REPAIR, REPLACE OR GRANT A REFUND OR CREDIT WITH RESPECT TO DEFECTIVE APPROVED PRODUCT AS REQUIRED PURSUANT TO SECTION 10.2; (ii) GIVEN’S PAYMENT OBLIGATION PURSUANT TO SECTION 6; (iii) * GIVEN’S OBLIGATIONS UNDER THE GIVEN EXCLUSIVITY RESTRICTION; AND (iv) EITHER PARTY’S OBLIGATIONS PURSUANT TO SECTIONS 11 AND 15, TO THE MAXIMUM EXTENT PERMITTED BY LAW, IN NO EVENT SHALL EITHER PARTY’S LIABILITY TO THE OTHER PARTY OR ANY THIRD PARTY ARISING OUT OF BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE IN CONNECTION WITH THIS

______________________

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

AGREEMENT OR THE PRODUCTS PURCHASED OR MATERIALS DELIVERED HEREUNDER, EXCEED THE TOTAL AMOUNT PAID TO MICRON BY GIVEN HEREUNDER FOR THE PRODUCTS ACTUALLY GIVING RISE TO SUCH LIABILITY DURING THE SIX (6) MONTH PERIOD IMMEDIATELY PRECEDING THE MAKING OF THE CLAIM IN CONNECTION WITH SUCH LIABILITY.

13.       FORCE MAJEURE

13.1     Definition. For the purposes of this Agreement, “Force Majeure” means acts of God, fire, flood, accident, riot, war, terrorism, government intervention, embargoes or other events or circumstances beyond the reasonable control of the affected party, but only to the extent (i) such event or circumstance (A) directly prevents the affected party from performing any of its material obligations under this Agreement, (B) is not a result of a breach by the affected party of its obligations under this Agreement and (C) could not have been prevented or avoided despite the exercise of reasonable diligence and (ii) the affected party gives notice of the occurrence of such event or circumstance to the other. Notwithstanding the foregoing, the issuance by the United States Department of State or any other governmental authority of any other country of any travel advisory with respect to Israel shall not, standing alone, constitute Force Majeure and late deliveries by suppliers and equipment failures shall not, unless caused by Force Majeure, constitute Force Majeure.

13.2     Effects of Force Majeure. Neither party shall be liable for any delay in the performance of its obligations hereunder (other than the payment of money) directly caused by or resulting from Force Majeure. If either party is prevented from substantially performing its obligations under this Agreement for a continuous period of one hundred and twenty (120) days by Force Majeure, this Agreement may be terminated by the other party effective upon written notice to the affected party; provided that, upon termination of this Agreement by either party as a result of a Force Majeure affecting Micron, Given shall then be entitled, upon providing a Have Made Notice to Micron, to exercise the have made license rights granted under Section 9.5(c).

14.       COMPLIANCE WITH EXPORT CONTROL LAWS AND OTHER LAWS.

14.1     Export Control Laws. Given understands and acknowledges that Micron is subject to regulation by agencies of the United States Government, including, but not limited to, the United States Department of Commerce, which prohibit export or diversion of certain products and technology to certain countries and end-users and for certain uses. Any and all obligations of Micron to provide the Products and services described herein, as well as any other technical information or assistance, shall be subject in all respects to such United States laws and regulations as shall from time to time govern the license and delivery of technology and products abroad by persons subject to the jurisdiction of the United States, including the Export Administration Act of 1979, as amended, any successor legislation, and the Export Administration Regulations issued by the Department of Commerce, Bureau of Export Administration. Given agrees to cooperate with Micron, including without limitation providing required documentation, to obtain export licenses or exemptions therefrom (with the costs of such export licenses or exemptions to be borne by the party who would be required to bear such costs under the delivery terms provided herein). Given warrants that it shall comply with the

Export Administration Regulations and other United States laws and regulations governing exports in effect from time to time. Given shall complete the End Use Statement attached hereto as Exhibit F.

14.2     Certain Exports Prohibited. Without in any way limiting the provisions of this Agreement, Given agrees that unless prior written authorization is obtained from the Bureau of Export Administration or the Export Administration Regulations explicitly permit the re-export without such written authorization, it shall not export, re-export, or transship, directly or indirectly, the Products or any technical data disclosed or provided to Given or the direct product of such technical data: (i) to Cuba, Iran, Iraq, North Korea or Libya or to any other country as to which the United States Government has placed an embargo against the shipment of products, which embargo is in effect during the term of this Agreement; or (ii) for or to any end-users or end uses, including without limitation chemical, biological, or nuclear weapons or missile technology, as to which the United States Government has placed a restriction upon the shipment of Products.

14.3     Regulatory Approvals. Given shall, and shall be solely responsible to, at its sole cost and expense, obtain and maintain in full force and effect any and all approvals, consents, licenses, authorizations, declarations, filings, registrations and the like from and with any governmental agency, body, or like authority as may be necessary or appropriate to allow for the marketing, sale, distribution and use of the Products or products incorporating the Products in all jurisdictions in which the Products or products incorporating the Products are marketed, sold, distributed or used (“Governmental Approvals”). Given shall indemnify, defend and hold harmless Micron from and against any and all loss, cost, liability, expense or damage that Micron, its Affiliates, or their respective officers, directors, employees or agents may incur or suffer as a result of lack or deficiency of any such Governmental Approvals or failure by Given to obtain or maintain such Governmental Approvals.

15.       CONFIDENTIALITY.

15.1     Confidentiality of Agreement. Except as required by law, each party agrees that it shall keep this Agreement and its terms confidential, and that it shall prevent the acquisition, disclosure, use or misappropriation, by any person or persons, of this Agreement and its terms, all in accordance with and subject to the provisions of the Confidentiality Agreement (as defined in Section 15.2 below).

15.2     Confidentiality Agreement. Given and Micron shall abide by the terms of that certain Mutual Confidentiality Agreement between Given and Micron effective as of November 21, 2001, as amended or replaced from time to time (the “Confidentiality Agreement”), which agreement is incorporated herein. If the Confidentiality Agreement is terminated or expires and is not replaced, such Confidentiality Agreement shall continue with respect to confidential information provided in connection with this Agreement, notwithstanding such expiration or termination, for the duration of the term of this Agreement or until a new Confidentiality Agreement is entered into between the parties. Each party agrees that if it breaches this Section 15, the owner of the confidential or proprietary information shall suffer irreparable injury and shall be entitled immediately to a temporary and permanent injunction, in addition to other remedies that may be available for breach of this Agreement.

15.3     Publicity. Neither Given nor Micron shall, without the prior written approval of the other party, issue any press releases or otherwise make any public statements concerning the terms and conditions of this Agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, so long as such party has used reasonable best efforts to obtain the approval of the other party prior to issuing such press release or making such public disclosure.

16.       MISCELLANEOUS.

16.1     Governing Law. THE VALIDITY, INTERPRETATION AND PERFORMANCE OF THIS AGREEMENT SHALL NOT BE GOVERNED BY THE UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS, AS AMENDED OR REPLACED; RATHER, SUCH RIGHTS AND OBLIGATIONS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, U.S.A., WITHOUT REFERENCE TO CONFLICT OF LAWS RULES OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

16.2     Submission to Jurisdiction. Each of the parties agrees that all actions, suits or proceedings arising out of or based on this Agreement or the subject matter hereof shall be brought and maintained exclusively in the state or federal courts located in the state of New York. Each of the parties by execution hereof (i) hereby irrevocably submits to the jurisdiction of the state and federal courts located in New York County, State of New York for the purpose of any proceeding arising out of or based upon this Agreement or the subject matter hereof and (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding, any claim that it is not subject personally to the jurisdiction of the above-named court, that it is immune from extraterritorial injunctive relief, that its property is exempt or immune from attachment or execution, that any such proceeding brought or maintained in the above-named court should be dismissed on the grounds of forum non conveniens, should be transferred to any court other than the above-named court, or should be stayed by virtue of the pendency of any other proceeding in any court other than the above-named court, or that this Agreement or the subject matter hereof may not be enforced in or by the above-named court. Each of the parties hereto hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of New York, agrees that service of process by registered or certified mail, return receipt requested, at the address specified in or pursuant to Section 16.3 hereof is reasonably calculated to give actual notice and waives and agrees not to assert by way of motion, as a defense or otherwise, in any such Proceeding any claim that service of process made in accordance with Section 16.3 hereof does not constitute good and sufficient service of process. The provisions of this Section 16.2 shall not restrict the ability of any party to enforce in any court any judgment obtained in the state or federal courts located in the State of New York.

16.3.   Notices. Any notice, communication or statement relating to this Agreement shall be in writing and deemed effective upon delivery in person, by verified facsimile transmission, by internationally-recognized overnight delivery service that provides confirmation of receipt, or by registered or certified mail, postage prepaid, return receipt requested, to the address of the respective party below:

To Micron at:		To Given at:

Micron Technology, Inc.		Given Imaging Ltd.
2125 O’Nel Drive		2 Ha’carmel St.
San Jose, CA 95131-5131		New Industrial Park
USA		POB 258
Yoqneam 20692
Attention:	V.P. of Imaging	Israel
Facsimile:	408-822-0169
		Attention:	Chief Operating Officer
		Facsimile:	+972 (4) 959 2466

With a copy to:		With a copy to:

Micron Technology, Inc.		White & Case LLP
8000 S. Federal Way MS 507		601 Thirteenth Street, N.W.
Boise, ID 83716-9632		Suite 600 South
Attention: General Counsel		Washington, D.C. 20005-3807
Fax: 208-368-4540		Attention: Edward R. Neaher, Jr.
Facsimile: (202) 639-9355

16.4     Modification; Amendment. No modification of, extension to, or amendment to, this Agreement shall be effective unless in writing signed by both parties. This Agreement shall not be supplemented or modified by any course of dealing, course of performance or other trade usage.

16.5     Successors and Assigns; Assignment

(a)        This Agreement shall be legally binding upon and inure to the benefit of the parties’ successors and permitted assigns. Except as provided in this Section 16.5(a), neither party may, directly or indirectly, including by merger or change of control, assign, delegate or subcontract its rights or obligations hereunder, in whole or in part, without the express prior written consent of the other party, and any assignment, delegation or subcontract without such consent shall be a material breach of this Agreement by the assigning party. For purposes of this Section 16.5(a) “control” means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or other equity interests, by contract or otherwise). Notwithstanding anything to the contrary herein, Micron may (i) subcontract with Tower Semiconductor for the manufacture of * Products; (ii) perform its

______________________

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

design, manufacturing and sales obligations hereunder through any of its wholly-owned subsidiaries; (iii) perform test and assembly functions through ShellCase and such other reputable test and assembly providers as Micron may reasonably determine from time to time; and (iv) engage individual design engineers or firms comprised of not more than ten (10) individual design engineers, whether engaged directly or through independent temporary services agencies, to perform discrete portions of the design work described herein; provided that in the circumstances described in clauses (i) through (iv) above, such subcontractors and subsidiaries shall, in accordance with Micron’s standard practices, be under written obligations of confidentiality with Micron and shall have assigned to Micron Intellectual Property Rights created by such subsidiaries and subcontractors in connection with design work performed hereunder. Nothing herein shall create any contractual relationship between any Micron Affiliate or other Micron subcontractor and Given, and, except with respect to invoices from Micron subsidiaries for Product purchased hereunder, Given shall have no obligation to make any payments to any Micron Affiliate or other Micron subcontractor. Micron shall at all times remain responsible for the performance of such subsidiaries and subcontractors.

(b)        If upon Given’s written request Micron agrees, such agreement not to be unreasonably withheld, to sell Product directly to Given subcontractors for eventual use by Given, Given hereby guarantees the payment by such subcontractors of all amounts due to Micron with respect to such Product purchased by such subcontractors.

(c)        Except with respect to Micron’s wholly-owned subsidiaries performing hereunder in accordance with clause (ii) of Section 16.5(a) above, in no event shall there be deemed to be any third party beneficiaries under this Agreement.

16.6     Waiver. Any waiver of any kind by a party of a breach of this Agreement must be in writing, shall be effective only to the extent set forth in such writing and shall not operate or be construed as a waiver of any subsequent breach. Any delay or omission in exercising any right, power or remedy pursuant to a breach or default by a party shall not impair any right, power or remedy which either party may have with respect to a future breach or default.

16.7     Severability. If it is determined by a court of competent jurisdiction as part of a final nonappealable ruling, government action or binding arbitration, that any provision of this Agreement (or part thereof) is invalid, illegal, or otherwise unenforceable in any jurisdiction, such provision shall be enforced in such jurisdiction as nearly as possible in accordance with the stated intention of the parties, while the remainder of this Agreement shall remain in full force and effect and bind the parties according to its terms, and any such determination shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent any provision (or part thereof) cannot be enforced in accordance with the stated intentions of the parties, such provision (or part thereof) shall be deemed not to be a part of this Agreement; provided that in such event the parties shall use their best efforts to negotiate, in good faith, a substitute, valid and enforceable provision which most nearly effects the parties’ intent in entering into this Agreement.

16.8     Headings. All section headings herein are for convenience only and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular sections to which they refer.

16.9     Limitation of Actions. No action against either party for breach hereof shall be commenced more than one (1) year after the accrual of the cause of action.

16.10  Integration. Except with respect to the Original Agreement and Micron-confirmed Given Purchase Orders that are unfilled as of the date hereof, this Agreement, together with Exhibits A through F and the Confidentiality Agreement, all of which are incorporated herein by this reference, sets forth the entire agreement and understanding of the parties relating to the subject matter hereof and merges and supersedes all prior understandings (whether written, verbal or implied) with respect thereto. The parties agree that the terms and conditions of this Agreement shall prevail, notwithstanding any contrary or additional terms in any of the parties’ preprinted documents, unless explicitly agreed to in writing by both parties.

16.11  Construction. This Agreement is the product of negotiation between the parties and their respective counsel. This Agreement shall be interpreted fairly in accordance with its terms and conditions and without any strict construction in favor of either party. Any ambiguity shall not be interpreted against the drafting party other than in accordance with the foregoing principles.

16.12  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be a duplicate original, but which, taken together, shall be deemed to constitute a single instrument.

16.13  No Partnership. The relationship of Micron and Given established by this Agreement is that of independent contractors, and neither party is an employee, agent, partner, joint venturer or franchisee of the other. All financial obligations associated with Given’s business are the sole responsibility of Given. All financial obligations associated with Micron’s business are the sole responsibility of Micron. Neither party shall represent to any third party that it is the agent of the other party or is authorized to bind the other party in any manner.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

MICRON TECHNOLOGY, INC.		GIVEN IMAGING LTD.
By:	/s/ Steven R. Appleton	By:	/s/ Gavriel Meron

Name:	Steven R. Appleton	Name:	Gavriel Meron

Title:	Chairman, CEO, and President	Title:	President, Chief Executive Officer and Director

		By:	/s/ Zvi Ben David

		Name:	Zvi Ben David

		Title:	Vice President and Chief Financial Officer

EXHIBIT A

Specifications

*Specification

*

______________________

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

EXHIBIT B

Development Schedule

*

______________________

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

EXHIBIT C

Minimum Market Penetration Requirement

Given’s market share of all worldwide sales of swallowable capsules approved by the FDA or a like regulatory agency in Japan, Canada or in any European Union member state for the in-vivo imaging of the GI Tract must be in excess of 50% during any two consecutive calendar quarters. Such determination shall be made, at the request of Micron from time to time (such request to be made within thirty (30) days after the end of the applicable two calendar quarters), by an independent third party firm reasonably acceptable to both parties. If the parties are unable to agree on an independent third party, Micron may then appoint Millenium Research Group (http://www.mrg.net/) or, if Millenium Research Group is not then independent or willing and able to determine Given’s market share, Frost and Sullivan. If none of such third parties is then independent or is willing and able to determine Given’s market share, Micron may then request the International Chamber of Commerce’s International Chamber for Expertise (the “ICC Center”) to appoint an independent third party, unless the parties agree on another appointment procedure. Any third party appointed by the ICC Center shall be a qualified market research firm having experience with the worldwide market for medical devices. The costs and expenses of any determination of Given’s market share under this Exhibit C shall be borne by Micron.

EXHIBIT D

Price Schedule

* (Manufactured at Tower Semiconductor) *

Minimum Order	& Minimum Shipment Per Month	Unit Price (USD)
	*( k/yr)	*
*	( k/yr)	*
*	*( m/yr)	*
>= *	*of order	*

* End of life subject to external supplier

*(mm x * mm)

Minimum Order	& Minimum Shipment over 6 months	Over 12 months	Unit Price (USD)
*	*	*	*
In addition to the foregoing, Given may purchase from Micron up to *, and up to * , at a purchase price of *, respectively.

* ( mm x * mm)

Minimum Order	& Minimum Shipment over 6 months	Over 12 months	Unit Price (USD)
*	*	*	*
In addition to the foregoing, Given may purchase from Micron up to * and up to * at a purchase price of *.

Notwithstanding the foregoing provisions of this Exhibit D, if Given places a “Minimum Order” but fails to take delivery of the entire quantity of such Minimum Order within the required one *, as the case may be (unless such failure is caused by Micron), the price applicable to the quantity actually delivered shall be the price set forth above opposite such quantity actually delivered and Given shall pay Micron any difference between the price charged by Micron for previous deliveries based on the price applicable to the Minimum Order and such adjusted price. For example, if Given places a purchase order for * for * units to be delivered during a * period but actually takes delivery of only * units during such * period, the price of those * shall be adjusted to $*. Micron shall submit an invoice to Given for any such difference, and Given shall pay such invoice as provided in Section 6.1.

______________________

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Any quantity of the Minimum Order not taken by Given in the *, as the case may be, and any portion of the Binding Quantity not taken by Given by the Scheduled Shipping Date shall be added to the buffer inventory to the extent necessary to increase the buffer inventory to the level required by Section 5.1(a) and the balance of any such quantity not taken by Given shall be used to fill Given’s subsequent Purchase Orders for such Approved Product and shall be included in the determination of the Minimum Order for purposes of any such subsequent Purchase Order, provided that Micron shall be entitled to reasonable additional storage charges it incurs to hold such balance until it is delivered to and purchased by Given. Such balance may be used by Micron at any time to supply any Binding Quantity.

The remedies set forth in this Exhibit D and in Section 8.1(b) shall be Micron’s sole and exclusive remedies for Given’s failure to take delivery of any quantity of any Minimum Order or any Binding Quantity but shall, for the avoidance of doubt, be in addition to Micron’s remedies for Given’s failure to purchase the Required Minimum as provided in Exhibit E.

______________________

*            Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

EXHIBIT E

Approved Product Minimum Purchase Requirements

If Given fails to purchase the minimum quantities of specific Approved Product set forth below in this Exhibit E, Given shall pay to Micron, as liquidated damages (and not as a penalty) for such failure, in order to compensate Micron for its R&D expenditures incurred in connection with such Approved Product, an amount calculated in accordance with the provisions of this Exhibit E. The parties acknowledge that Micron’s actual un-recouped R&D expenditures incurred as a result of Given’s failure to purchase such minimum quantities are difficult to calculate and that the amounts calculated pursuant to this Exhibit E are agreed to be a reasonable estimate of the un-recouped R&D costs that Micron shall suffer as a result of such failure.

Unless Given elects to terminate the Given Exclusivity Restriction pursuant to Sections 3.2(b) or 3.2(c), Given agrees to order, take delivery of, and pay for at least (i) *units of *Approved Products within the first * following its receipt of the first shipment of production units of * Approved Product; and (ii) * units (including the * units of * Given is required to order, take delivery of, and pay for) in the aggregate of * Approved Product within * months following its receipt of the first shipment of production units of * (such minimum purchase requirements in the foregoing two sentences referred to herein as the “Required Minimum”). If Given does not order, take delivery of, and pay for at least the Required Minimum during any such period, Given shall pay to Micron an amount equal to (i) the difference between the Required Minimum and the number of such Approved Product actually purchased during such period (ii) multiplied by * .Given shall pay such amount in U.S. dollars within thirty (30) days of the date of Micron’s invoice. With respect to subsequent *, the Required Minimum and corresponding payment requirement for failure to purchase such Required Minimum shall be set forth in future addenda to this Agreement entered into with respect to such *, as contemplated herein.

______________________

*            Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

EXHIBIT F

End Use Statement

From: Micron Technology, Inc.

Dear Sir/Madam:

The Government of the United States monitors and controls the export and re-export of U.S. products and technology and therefore and requires U.S. exporters to screen end-use and end-users of their products. For these reasons, we must ask that you complete and return the attached questionnaire and certification prior to any shipment of product indicating your company’s potential involvement in certain industries or activities, or accepting responsibility for subsequent transfers of the products. Answering yes to any of the questions does not mean that we will be unable to sell and/or export this product to you. However, a review of the completed questionnaire may require MICRON to obtain additional information from you or to apply for and obtain an Export License from the U.S. Government prior to export.

Once completed, the questionnaire and certification will remain on file with MICRON for future purchase orders or for the length of a specified project. We will request updates on a yearly basis. If your business activities change your answers during the year, the certification indicates your agreement to notify MICRON immediately.

Should you have any questions or concerns, please do not hesitate to contact me.

We thank you for taking the time to complete the questionnaire.

Sincerely,
Carolyn Gorr
Export Specialist Micron Technology, Inc. Tel: (208)363-1660 Fax: (208)368-3273 e-mail: cgorr@micron.com

Company Name: ______________________________________

             Country: ______________________________________

               Project: ______________________________________

Customer End-Use Statement

I. Sensitive Nuclear Screen

A.	Indicate if your company, any related companies, or customers to which the exported items may be provided are involved in any of the following potentially nuclear related industries or activities:

- power plants	Yes___	No___
- energy plants	Yes___	No___
- nuclear facilities	Yes___	No___
- nuclear explosives or weapons activities	Yes___	No___
- manufacturing of parts used in atomic facilities	Yes___	No___
- nuclear or atomic reprocessing plants	Yes___	No___
- nuclear or atomic waste activities	Yes___	No___
- nuclear or atomic “source” material	Yes___	No___
- separation of isotopes of any source or special nuclear material	Yes___	No___
- production of heavy water	Yes___	No___
- nuclear fuel and fabrication	Yes___	No___
- plants of any kind supported by fast breeder reactor	Yes___	No___
- institutes of science and technology	Yes___	No___
- radiological facilities	Yes___	No___
- conventional weapons and armaments research and development establishments	Yes___	No___
- other military entities	Yes___	No___

II. Chemical and Biological Weapons Applicability Checklist for Commodity Exports

A.	Is your company or are any related companies involved in any of the following chemical or biological activities or industries?

- chemical plants	Yes___	No___
- petrochemical plants	Yes___	No___
- petroleum	Yes___	No___
- cosmetics	Yes___	No___
- food processing equipment	Yes___	No___

- glass, ceramic or porcelain production	Yes___	No___
- mining operations metal manufacturing	Yes___	No___
- organic synthesis	Yes___	No___
- paper manufacturing	Yes___	No___
- plastic or rubber manufacturing	Yes___	No___
- pharmaceuticals textile or textile dyes	Yes___	No___
- insecticides or pesticides	Yes___	No___
- semiconductor manufacturing	Yes___	No___
- paint production	Yes___	No___
- institutes of science and technology	Yes___	No___
- conventional weapons and armaments research and development establishments	Yes___	No___
- other military entities	Yes___	No___
- other potential end-users of controlled chemical weapons precursors or biological agents	Yes	No

III. Missile Screen

A.	Indicate if your company or any related companies are involved in any activities involving the development of missiles as identified below.
1. Will the items be used in, or do you purchase or supply material for use in the design, development, production, or use of missiles?

Yes ___ No ___

2. Do you provide any direct or indirect assistance in the design, fabrication, operation or maintenance of rocket systems (including ballistic missile systems, space launch vehicles and sounding rockets)?

Yes ___ No ___

3. Do you provide any direct or indirect assistance in the design, fabrication, operation or maintenance of unmanned air vehicles systems (including cruise missile systems, target drones, remotely piloted vehicles and reconnaissance drones)?

Yes ___ No ___

END-USE STATEMENT

The undersigned Company understands the reasons for the completion of this questionnaire as stated in paragraph one of the cover letter.

Undersigned company acknowledges that products received from MICRON are exported from the United States subject to the Export Administration Regulations and that diversion contrary to U.S. law is prohibited.

Undersigned company hereby certifies that products received from MICRON will not be used for maritime nuclear propulsion end-uses, on exports to all countries for Libyan aircraft and to and for use on foreign vessels or aircraft.

The undersigned understands that the United States Government prohibits exports or re-exports to parties named on the Denied Party List, Entity List and list of Specially Designated Nationals and Blocked Persons; and that the U.S. Government currently restricts said products from being exported or re-exported to Afghanistan, Cuba, Iran, Iraq, Libya, North Korea, Sudan, and Syria. The U.S. Government may change its export control restrictions from time to time without notice.

Please note that some of MICRON’s products or components that are shipped as spare parts carry additional requirements for military end-users. If this order or project is for end-use in:

Albania, Angola, Armenia, Azerbaijan, Bahrain, Belarus, Bosnia-Herzogovina, Burma (Myanmar), Cambodia, China (PRC), Croatia, Egypt, Estonia, Georgia, Jordan, Kazakhstan, Kuwait, Kyrgyzstan, Laos, Latvia, Lebanon, Liberia, Lithuania, Macau, Moldova, Mongolia, Oman, Pakistan, Qatar, Romania, Russia, Rwanda, Saudi Arabia, Serbia, Slovenia, Taiwan, Tajikistan, Turkmenistan, Ukraine, United Arab Emirates (UAE), Uzbekistan, Vietnam or Yemen.

(as of 4/24/2002)

then the undersigned company hereby certifies that no export of MICRON’s products will be used for Military end-uses and that the undersigned company certifies that it is a civil end-user neither owned nor controlled by any military entity. If the end-use is for Military purposes or the end-user is a Military entity, the undersigned company will notify MICRON so the proper export documents or license may be requested.

The undersigned company agrees to notify MICRON if there is any information suggesting that the proposed order or export will be used in the design, development,

production, or use of nuclear, chemical, or biological weapons or missiles, or in a facility engaged in such activities.

The undersigned company agrees to notify MICRON if the answer to any of the information on this questionnaire changes or if the end-use or end-user of the products changes prior to any shipment made against above referenced order or project.

Please fill in all applicable blocks. Please print.

1. Name of Company receiving parts:	3. Name of Ultimate Consignee (if different from 1)

2. Recipient Address:	4. Ultimate Consignee Address

5. Country of Ultimate Destination:

6. Type of Goods Purchased:

7. The intended end-use application of the MICRON product(s) is (be specific):

The undersigned company representative is a responsible official authorized to complete and sign this questionnaire. The undersigned company certifies that all information provided in this questionnaire is complete and accurate.

Signature

Name (please print)

Title (please print)

Date (please print)

Company (please print)